

August 17, 2011

<u>Via Email</u>
Tena Mayberry
Chief Executive Officer
Fortune Industries, Inc.
6402 Corporate Drive
Indianapolis, Indiana 46278

> **Re:** **Fortune Industries, Inc.**
> **Form 10-K for the Year Ended June 30, 2010**
> **Filed September 28, 2010, as amended**
> **Form 10-Q for the Quarterly Period ended September 30, 2010**
> **Filed November 15, 2010, as amended**
> **Form 10-Q for the Quarterly Period ended December 31, 2010**
> **Filed February 14, 2011, as amended**
> **Form 10-Q for the Quarterly Period ended March 31, 2011**
> **Filed May 16, 2011, as amended**
> **File No. 001-32543**

Dear Ms. Mayberry:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via Email</u>
        Jeff Bailey, Esq.